Exhibit 99.1

Scotiabank Announces Redemption of Non-Cumulative Preferred Share Series 34

/NOTE TO EDITORS: NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES/

TORONTO, March 4, 2021 /CNW/ - Scotiabank (TSX: BNS) (NYSE: BNS) today announced its intention to redeem all outstanding Non-cumulative 5-Year Rate Reset Preferred Shares Series 34 (Non-Viability Contingent Capital (NVCC)) ("Series 34 Shares") of Scotiabank on April 26, 2021 at a price equal to $25.00 per share together with declared and unpaid dividends to the Redemption Date (the "Redemption Price"). Formal notice will be issued to the shareholders in accordance with the share conditions.

The redemption has been approved by the Office of the Superintendent of Financial Institutions and will be financed out of the general funds of Scotiabank. This redemption is part of the Bank's ongoing management of its Tier 1 capital.

On February 23, 2021, the Board of Directors of Scotiabank declared quarterly dividends of $0.343750 per Series 34 Share. This will be the final dividend on the Series 34 Shares and will be paid on April 26, 2021, to shareholders of record at the close of business on April 6, 2021, as previously announced. Subsequent to this final dividend payment, the Series 34 Shares will cease to be entitled to dividends.

About Scotiabank

Scotiabank is a leading bank in the Americas. Guided by our purpose: "for every future", we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of over 90,000 employees and assets of approximately $1.2 trillion (as at January 31, 2021), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit our website and follow us on Twitter @ScotiabankViews.

SOURCE The Bank of Nova Scotia

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For further information: For Investor Relations enquiries only: Investor Relations, (416) 775-0798, investor.relations@scotiabank.com; For media enquiries only: Clancy Zeifman, Global Communications, (416) 933-1864, clancy.zeifman@scotiabank.com

CO: The Bank of Nova Scotia

CNW 16:15e 04-MAR-21